EXHIBIT A

CERAGON NETWORKS REPORTS FOURTH QUARTER AND
YEAR-END 2007 FINANCIAL RESULTS

        TEL AVIV, Israel, January 28, 2008 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity wireless backhaul solutions, today reported results for the fourth quarter and year which ended December 31, 2007.

        Revenues for the fourth quarter of 2007 were $46.1 million, up 40% from $32.9 million for the fourth quarter of 2006 and 3.8% from $44.5 million in the third quarter of 2007.

        Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the fourth quarter of 2007 was $4.4 million or $0.13 per basic share and $0.12 per diluted share compared to net loss of $8.1 million in the fourth quarter of 2006, or $0.30 basic and diluted net loss per share.

        On a non-GAAP basis net income for the fourth quarter, excluding $480,000 of equity-based compensation expenses, was $4.9 million, or $0.15 per basic share and $0.14 per diluted share. Non-GAAP net income for the fourth quarter of 2006 was $2.7 million, or $0.10per basic share and $0.09 per diluted share excluding a charge of $10.4 million as a result of termination of the agreement with the Office of the Chief Scientist grant program and $370,000 related to equity-based compensation expenses. Non-GAAP net income in the fourth quarter of 2007 grew 83% from the fourth quarter of 2006 (Refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Revenues for the full year of 2007 were $161.9 million, up 49% from $108.4 million in 2006. Net income on a GAAP basis for 2007 was $13.1 million or $0.44 per basic share and $0.41 per diluted share compared to net loss of $5.5 million in 2006 or $0.20 basic and diluted net loss per share.

        On a non-GAAP basis, net income for 2007 was $15.3 million, or $0.52 per basic share and $0.48 per diluted share compared to a non-GAAP net income of $6.7 million, or $0.25 per basic share and $0.24 per diluted share for 2006.

        Gross margin on a GAAP basis in the fourth quarter of 2007 was 36.2% of revenues.

        “We are pleased to report record quarterly and annual results,” said Ira Palti, President and CEO of Ceragon. “2007 was an excellent year in which our revenues grew 49% and our profits grew even faster. We believe the primary growth drivers for high-capacity wireless backhaul remain in place and we have a large pipeline of opportunities. We are looking forward to another year of growth in 2008.”

        “In order to continue increasing profits faster than revenues, we will keep our focus on execution, pursuing continuous cost reduction, shortening delivery times, and developing new products,” continued Palti.

        A conference call discussing Ceragon’s results for the fourth quarter and year-end of 2007, business conditions, outlook and guidance, will take place today, Jan 28, 2008, at 9:00 a.m. (EST). Investors can join the Company’s teleconference by calling (800) 230-1059 or international (612) 332-0226 at 8:50 a.m. EST.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701 or international (320) 365-3844, Access code 903386. A replay of both the call and the webcast link will be accessible through February 28, 2008.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Ceragon Reports Fourth Quarter and Year-End 2007 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006

Revenues	$161,888	$108,415	$46,145	$32,945
Cost of revenues (including one time
charge) (*)	103,406	80,776	29,454	31,462

Gross profit	58,482	27,639	16,691	1,483

Operating expenses:
Research and development	15,457	13,336	4,373	3,486
Less: grants and participations	-	1,543	-	-

Research and development, net	15,457	11,793	4,373	3,486
Selling and marketing	25,344	17,420	7,220	5,108
General and administrative	5,277	5,170	1,526	1,433

Expense in respect of settlement
reserve	450	-	-	-

Total operating expenses	46,528	34,383	13,119	10,027

Operating profit (loss)	11,954	(6,744)	3,572	(8,544)
Financial income, net	1,182	1,284	856	415

Net income (loss)	$13,136	$(5,460)	$4,428	$(8,129)

Basic net earnings (loss) per share	$0.44	$(0.20)	$0.13	$(0.30)

Diluted net earnings (loss) per share	$0.41	$(0.20)	$0.12	$(0.30)

Weighted average number of shares used
in computing basic net earnings
(loss) per share	29,692,670	26,728,053	33,152,306	27,105,749

Weighted average number of shares used
in computing diluted net earnings
(loss) per share	32,101,394	26,728,053	35,889,636	27,105,749

(*) Includes $10,444 related to the termination of the agreement with the Chief Scientist grant program in the fourth quarter of 2006.

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Ceragon Reports Fourth Quarter and Year-End 2007 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31, 2007	December 31, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$58,650	$10,170
Short-term bank deposits	25,997	5,364
Marketable securities	6,399	6,578
Trade receivables, net	40,533	27,433
Other accounts receivable and prepaid expenses	10,888	6,925
Inventories	36,763	27,311

Total current assets	179,230	83,781

LONG-TERM INVESTMENTS:
Long-term bank deposits	12,030	2,873
Long-term marketable securities	18,665	4,500
Severance pay funds	3,268	2,537

Total long-term investments	33,963	9,910

PROPERTY AND EQUIPMENT, NET	4,447	2,660

Total assets	$217,640	$96,351

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$25,173	$22,147
Deferred revenues	6,702	3,739
Other accounts payable and accrued expenses	14,935	10,627

Total current liabilities	$46,810	$36,513

LONG-TERM LIABILITIES
Accrued severance pay	5,286	4,352
Other payables	4,650	7,925

Total long-term liabilities	$9,936	$12,277

SHAREHOLDERS' EQUITY:
Ordinary shares	91	68
Additional paid-in capital	281,086	181,128
Other comprehensive income	280	64
Accumulated deficit	(120,563)	(133,699)

Total shareholders' equity	160,894	47,561

Total liabilities and shareholders' equity	$217,640	$96,351

Ceragon Reports Fourth Quarter and Year-End 2007 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three month ended December 31,		Year ended December 31,
	2007	2006	2007	2006

Cash flow from operating activities:
Net income (loss)	4,428	(8,129)	13,136	(5,460)
Adjustments to reconcile net income (loss) to net
cash used in operating activities:

Depreciation and amortization	382	358	1,342	1,194
Stock-based compensation granted to employees upon
FAS 123R adoption	480	370	1,758	1,712
Increase in trade and other receivables, net	(9,775)	(327)	(16,847)	(14,125)
Decrease (increase) in inventory	2,306	(5,990)	(9,452)	(11,167)
Increase (decrease) in trade payables and accrued
liabilities	(2,053)	14,805	3,348	22,776
Increase (decrease) in deferred revenues	(487)	(1,206)	2,963	283
Other adjustments	(692)	76	(576)	436

Net cash used in operating activities	(5,411)	(43)	(4,328)	(4,351)

Cash flow from investing activities:
Purchase of property and equipment ,net	(647)	(590)	(2,830)	(1,393)
Proceeds from sale of property and equipment	-	48	-	48
Proceeds from (investments in) bank deposits, net	(33,248)	(1,144)	(29,473)	1,091
Investment in held-to-maturity marketable securities	(21,686)	(50)	(22,186)	(3,116)
Proceeds from maturities of held-to-maturity
marketable securities	5,300	522	8,638	5,469

Net cash provided by (used in) investing activities	(50,281)	(1,214)	(45,851)	2,099

Cash flow from financing activities:
Proceeds from issuance of shares, net	88,705	-	88,705	-
Proceeds from exercise of options	1,106	1,451	9,954	2,107

Net cash provided by financing activities	89,811	1,451	98,659	2,107

Increase (decrease) in cash and cash equivalents	34,119	194	48,480	(145)

Cash and cash equivalents at the beginning of the
period	24,531	9,976	10,170	10,315

Cash and cash equivalents at the end of the period	58,650	10,170	58,650	10,170

Ceragon Reports Fourth Quarter and Year-End 2007 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,
	2007			2006
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$46,145		$46,145	$32,945

Cost of revenues	29,454	35	29,419	20,987

Gross profit	16,691		16,726	11,958

Operating expenses:
Research and development	4,373	89	4,284	3,417
Selling and marketing	7,220	224	6,996	4,978
General and administrative	1,526	132	1,394	1,293

Total operating expenses	13,119		12,674	$9,688

Operating profit	3,572		4,052	2,270
Financial income, net	856		856	415

Net income	$4,428		$4,908	$2,685

Basic net earnings per share	$0.13		$0.15	$0.10

Diluted net earnings per share	$0.12		$0.14	$0.09

Weighted average number of shares used in
computing basic net earnings per share	33,152,306		33,152,306	27,105,749

Weighted average number of shares used in
computing diluted net earnings per share	35,889,636		35,889,636	28,814,291

Total adjustments		480

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Fourth Quarter and Year-End 2007 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2007				2006
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$161,888			$161,888	$108,415

Cost of revenues	103,406	126	(*)	103,280	70,168

Gross profit	58,482			58,608	38,247

Operating expenses:
Research and development	15,457	293	(*)	15,164	13,026
Less: grants and participations	-			-	1,543

Research and development, net	15,457			15,164	11,483
Selling and marketing	25,344	748	(*)	24,596	16,949
General and administrative	5,277	591	(*)	4,686	4,403

Expense in respect of settlement reserve	450	450		-	-

Total operating expenses	46,528			$44,446	$32,835

Operating profit	11,954			14,162	5,412
Financial income, net	1,182			1,182	1,284

Net income	$13,136			$15,344	$6,696

Basic net earnings per share	$0.44			$0.52	$0.25

Diluted net earnings per share	$0.41			$0.48	$0.24

Weighted average number of shares used in
computing basic net earnings per share	29,692,670			29,692,670	26,728,053

Weighted average number of shares used in
computing diluted net earnings per share	32,101,394			32,101,394	28,336,942

Total adjustments		2,208

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Fourth Quarter and Year-End 2007 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Three months ended December 31, 2006
	GAAP (as reported)	Adjustments (*)	Non-GAAP

Revenues	$32,945		$32,945
Cost of revenues	31,462	10,444	20,987
		31

Gross profit	1,483		11,958

Operating expenses:
Research and development	3,486		3,417
Less: grants and participations	-		-

Research and development, net	3,486	69	3,417
Selling and marketing	5,108	130	4,978
General and administrative	1,433	140	1,293

Total operating expenses	$10,027		$9,688

Operating profit (loss)	(8,544)		2,270
Financial income, net	415		415

Net income (loss)	$(8,129)		$2,685

Basic net earnings (loss) per share	$(0.30)		$0.10

Diluted net earnings (loss) per share	$(0.30)		$0.09

Weighted average number of shares used in
computing basic net earnings per share	27,105,749		27,105,749

Weighted average number of shares used in
computing diluted net earnings per share	27,105,749		28,814,291

Total adjustments		$10,814

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R) and to termination of the participation in the Chief Scientist grant program

Ceragon Reports Fourth Quarter and Year-End 2007 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Year ended December 31, 2006
	GAAP (as reported)	Adjustments (*)	Non-GAAP

Revenues	$108,415		$108,415

Cost of revenues	80,776	10,444	70,168
		164

Gross profit	27,639		38,247

Operating expenses:
Research and development	13,336		13,026

Less: grants and participations	1,543		1,543

Research and development, net	11,793	310	11,483
Selling and marketing	17,420	471	16,949
General and administrative	5,170	767	4,403

Total operating expenses	$34,383		$32,835

Operating profit (loss)	(6,744)		5,412
Financial income, net	1,284		1,284

Net income (loss)	$(5,460)		$6,696

Basic net earnings (loss) per share	$(0.20)		$0.25

Diluted net earnings (loss) per share	$(0.20)		$0.24

Weighted average number of shares used in
computing basic net earnings per share	26,728,053		26,728,053

Weighted average number of shares used in
computing diluted net earnings per share	26,728,053		28,336,942

Total adjustments		$12,156

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R) and to termination of the participation in the Chief Scientist grant program

Ceragon Reports Fourth Quarter and Year-End 2007 Results

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Int'l +(972) 52 573 5513
US (201) 853 0228
vereds@ceragon.com